Exhibit 99.1

BC FORM 51-102

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 - 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is October 1, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: October 1, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces changes in management.

5. Full Description of Material Change

The Company announces that effective immediately, Mr. R. Llee Chapman, has resigned as Director, President and Chief Executive Officer of Veris Gold Corp. Mr. Chapman, who came out of retirement to join the Company April 2013, will continue in his previous role as a business development consultant to the Company.

Mr. Chapman’s key mandate, which was focused in Elko, Nevada, was to enhance and strengthen community, government, and local mining relationships.

Having fully completed that mandate, Mr. Chapman will now continue on as a business development consultant to the Company to assist with identifying further toll milling, as well as other growth opportunities consistent with the Company’s strategy.

The Management Committee, which has overseen the recent operational and financial successes of the Company, remains intact. This group will continue to support the frontline personnel who have been responsible for the greatly improved performance exhibited across the board at Jerritt Canyon. The Company remains on target with year-end production and cash cost guidance, and the Jerritt Canyon Mill facilities continue to be optimized in order to perform at and above expectations. Management continues to work on refinancing opportunities, and expects to deliver an announcement to its shareholders in due course.

The Board of Directors and Senior Management of Veris Gold wish Mr. Chapman the best in his return to retirement and look forward to his continued contributions as a consultant to the Veris Team.

The Board of Directors of Veris Gold has appointed Mr. François Marland as President and Chief Executive Officer of the Company and Mr. Gerald Ruth, Director has been appointed as Chairman.

Mr. Marland has over twenty years of global business experience and has been a Director of the Company since 2009.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:      Shaun Heinrichs, CFO
Bus.          Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 2nd day of October, 2013.

/s/Shaun Heinrichs __________________

Shaun Heinrichs, CFO